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                                                                    Exhibit 14.2

                          GOVERNANCE COMMITTEE CHARTER

The Governance Committee reviews and reports to the board periodically on matters of corporate governance. The Committee shall develop and recommend a set of corporate governance principles (the Governance Principles) and review the effectiveness of the Governance Principles periodically and recommend proposed revisions to the board. The Committee reviews, monitors and recommends to the board the size and composition of the board of directors and the committees of the board.

Committee Authority and Responsibilities

The Committee meets as needed. The Committee may invite to its meetings any director, officer of the Company or such other person as it deems appropriate in order to assist it in performing its responsibilities. The Committee reports its actions and recommendations to the board of directors. The Committee may form and delegate authority to subcommittees when appropriate.

The Committee shall have the following powers and responsibilities:

1. Review policies and practices of the Company and monitor compliance in areas of corporate governance and report and make recommendations to the board with respect to such policies and practices.

2. Identify and bring to the attention of the board current and emerging corporate governance trends and issues that may affect the business operations and performance of the Company, protection of the Company's intellectual property, stockholder rights and the public image of the Company.

3. Review and make recommendations to the board regarding the Company's responses to stockholder proposals.

4. Review periodically and assess the adequacy of the Governing Principles and recommend changes to the board.

5. Advise and make recommendations to the board on corporate governance and all matters pertaining to the role of the board and the practices and the performance of its directors, including the development of a set of corporate governance principles applicable to the corporation.

6. Consider possible conflicts of interests of directors and any related party transactions, and have the authority to approve any such related party transactions and review the institutional and other affiliations of directors and nominees for any potential conflict of interest problems, and make recommendations to the board with respect to the determination of director independence.

7. Review periodically the structure, size, composition and operation of the board of directors and each committee of the board.

8. Review periodically the membership of each committee of the board and recommend committee assignments to the board, including rotation, reassignment or removal of any committee member.

9. Consider questions and make recommendations to the board regarding determinations of independence of the members of the board.

10. Review and reassess the adequacy of the Committee Charter periodically and recommend any proposed changes to the board for approval.

11. At the expense of the Company, engage such counsel and advisors as the Committee deems necessary to assist in the preparation of corporate governance codes and policies for the Company.

The Committee undertakes such additional activities within the scope of its primary functions as the Committee or the board may from time to time determine.


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